Exhibit 99.2

51JOB, INC.

Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China

2008 ANNUAL GENERAL MEETING OF MEMBERS
TO BE HELD ON SEPTEMBER 30, 2008

PROXY STATEMENT

The Board of Directors is soliciting proxies for the 2008 Annual General Meeting of Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held on September 30, 2008 at 8:00am, local time, or any adjournment or postponement thereof. The Meeting will be held at the Imperial Hotel Tokyo at 1-1, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-8558, Japan.

Members of record at the close of business on August 15, 2008 (the “Record Date”) of shares in the capital of the Company may attend the Meeting and will be entitled to vote at the Meeting or any adjournment or postponement thereof. The quorum for the Meeting shall be one or more members present in person or by proxy holding not less than 33?% of the outstanding common shares of the Company.

A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. Every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. David K. Chao as a director of the Company.

2.	To re-elect Dr. Xiaoyue Chen as a director of the Company.

3.	To re-elect Mr. Hiroyuki Honda as a director of the Company.

4.	To re-elect Mr. Donald L. Lucas as a director of the Company.

5.	To re-elect Mr. Rick Yan as a director of the Company.

In addition, the Meeting will transact any other business properly brought before the Meeting.

The Board of Directors recommends a vote FOR each proposal.

VOTING PROCEDURE FOR HOLDERS OF COMMON SHARES

For holders of the Company’s common shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set for in such request. As the holder of record for all the common shares represented by the ADSs, only the depositary may vote those common shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting or any adjournment or postponement thereof.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by the depositary from a holder of the ADSs by September 25, 2008, the depositary shall deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote as the designated person so authorize.

AVAILABILITY OF PROXY MATERIALS

The proxy materials, including the Company’s 2007 annual report, are available at http://ir.51job.com under the heading “Annual Report.” You may request a hard copy of these documents by sending an email to the Investor Relations Department at investor.relations@51job.com or by calling +86-21-6879-6250. There is no charge to you for requesting a copy.

DEADLINE FOR MEMBER PROPOSALS

For proposals from members to be considered and included in the proxy statement for the 2009 Annual General Meeting of Members, you must submit your proposal in writing and deliver it to the attention of the Company Secretary before June 1, 2009 at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy form.

PROPOSALS 1 TO 5

ELECTION OF DIRECTORS

The Board of Directors currently consists of five members. Four of them are non-executive directors and one is a member of management. In accordance with the Company’s Fifth Amended and Restated Memorandum and Articles of Association, at each annual general meeting, all of the directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. The Company’s articles presently authorize five board positions.

DIRECTORS FOR RE-ELECTION

David K. Chao has been a director of the Company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of a public mobile virtual network operator in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees. He also serves on the board of directors of Legend Capital and Spansion, Inc.

Dr. Xiaoyue Chen has been a director of the Company since August 2007. Dr. Chen holds Bachelor, Master and Ph.D degrees in Engineering, all from Tsinghua University. Dr. Chen is the Director of the Institute of Accountancy of Tsinghua University, a senior consultant of Beijing National Accounting Institute and the Vice President of the China Appraisal Society. He was the former President of Beijing National Accounting Institute, Associate Dean of the School of Economics and Management of Tsinghua University and Dean of the Department of Accounting of Tsinghua University. Dr. Chen also serves as an independent director of China Shenhua Energy Company Limited, China Unicom Limited and Yunnan Baiyao Group Company Limited.

Hiroyuki Honda has been a director of the Company since July 2006. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984. He is an executive vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of the Corporate Planning Office and Business Development Office. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation and Yahoo! Japan Corporation. In over two decades at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and led Recruit’s human resource related business group.

Donald L. Lucas has been a director of the Company since February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Vimicro International Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.

Rick Yan has been a director, chief executive officer and president of the Company since 2000. Mr. Yan is responsible for the Company’s overall strategy and management. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France. Mr. Yan was an investor and advisor of the Company from its inception and prior to his appointment as chief executive officer. Prior to joining the Company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year.

ACCESS TO CORPORATE GOVERNANCE POLICIES

The Company has adopted a Code of Business Conduct and Ethics which is available at http://ir.51job.com under the heading “Code of Conduct.” The committee charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Directors is available at http://ir.51job.com under the heading “Committee Charters.”

Copies of the Company’s Code of Business Conduct and Ethics as well as the committee charters will be provided free of charge upon written request to the Investor Relations Department by mail at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the Meeting. If any other business is properly brought before Meeting, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary

August 15, 2008